[Total S.A. Letterhead]

August 31, 2009

By EDGAR, “CORRESP” Designation

H. Roger Schwall,

Assistant Director,

Securities and Exchange Commission,

Division of Corporation Finance,

100 F. Street, N.E.,

Washington, D.C. 20549-7010

Re:	TOTAL S.A.
Form 20-F for the Fiscal Year Ended December 31, 2007
Filed April 2, 2008
Response Letter Dated June 3, 2009
File No. 1-10888

Dear Mr. Schwall:

Thank you for your letter dated July 16, 2009, setting forth the Staff’s comment relating to the Annual Report of TOTAL S.A. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2007 and the Company’s response letter dated June 3, 2009.

As discussed in telephone conversations with members of the Staff, a draft of the type of disclosure we intend to provide in response to the Staff’s comment will be provided by the Company to the Staff in connection with the preparation of the Company’s annual report on Form 20-F for the current year.

*            *            *

H. Roger Schwall Securities and Exchange Commission	-2-

Please do not hesitate to call me at (011) 331 4744 3622 or Krystian Czerniecki of Sullivan & Cromwell LLP at (011) 331 7304 5880 with any questions or comments on the foregoing.

Very truly yours,

/s/ Thierry Reveau de Cyrières
Thierry Reveau de Cyrières
Legal Affairs Manager

cc:	Jennifer O’Brien
Kimberly Calder
Laura Nicholson
Tim Levenberg
(Securities and Exchange Commission)

Patrick de La Chevardière
Peter Herbel
(TOTAL S.A.)

Krystian Czerniecki
(Sullivan & Cromwell LLP)